Filed by: LSI Logic Corporation
pursuant to Rule 425
under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: LSI Logic Corporation
Commission File No. 1-10317
The following are relevant portions of a transcript of a conference call held on January 24, 2007 by members management of LSI Logic Corporation (referred to here as “LSI Logic” or the “Company”) to discuss financial results for the fourth quarter ended December 31, 2006, during which members of LSI Logic management discussed certain aspects of the merger with Agere Systems Inc. (“Agere”) contemplated by the Agreement and Plan of Merger, dated December 3, 2006, by and among the Company, Atlas Acquisition Corp. and Agere. A replay of the conference call has been posted and is accessible on the Company’s website at http://www.lsi.com/investors/webcast_arch.html.

Unknown Speaker
Good afternoon. And thank you for joining us for the LSI Logic fourth-quarter and full-year 2006 conference call. Our earnings release has crossed the news wire today at approximately 1:10 p.m. Pacific time and has been furnished to the SEC and posted on the LSI Logic website. The telephone replay of this call will be available after 4:30 p.m. Pacific time. The replay phone numbers are 1-800-405-2236 in the U.S. and 303-590-3000 for all other locations. The pass code is 11081403. [Technical difficulties] had a chance to quickly glance at our earnings press release. As we look back at 2006, I’m very pleased with the tremendous progress we have made as a company. We stayed focused and executed according to our plan to successfully transform from a technology driven company to a market driven company closing the year with the announcement of the intent to merge with Agere Systems. I will be providing a brief update on that transaction later on in the call [...]

Unknown Speaker
Thanks, Bryon. Let me take a few minutes first and give everyone an update on the progress of, uh, the merger between LSI and Agere. Since our investor call in December to discuss the LSI merger, we have made considerable headway on our merger plans, specifically Rick Clemmer and I have met with key customers, major stakeholders and employees of both Agere gear and LSI and I’m pleased to say their reactions to the merger have been very positive. We remain confident that with our complimentary product offerings and greater resources to invest in our businesses the combined Agere LSI company will be better positioned to drive sustainable growth in revenue and shareholder value than either company could have on its own. In addition, the combination promises substantial cost savings in the current year as well as fiscal 2008 when we estimate the savings will be at least $125 million and we continue to expect the combination to be meaningfully accretive to non-GAAP EPS in 2008. Moreover, the combined balance sheet of the two companies will be stronger and our revenue will be spread over a more diverse base of customers and products. I would like to provide a brief update on a timeline of the acquisition. The U.S. antitrust filing was submitted on December 18th, and the waiting period expired on January 18th. This means that the U.S. antitrust authorities raised no objection to the merger and we have completed one of the principal regulatory hurdles to the combination of the two companies. On December 22nd, we filed a preliminary joint proxy statement prospectus with the SEC and we are tentatively targeting a shareholder meeting for Thursday, March 29th, with the closing date for the transaction shortly thereafter. In January, I announced the go-forward leadership team of the combined company once we have our formal close, which includes a blend of experience from both Agere and LSI. The response here from employees and customers has also been very positive and the integration planning teams between the two companies are working well together [...]

Unknown Speaker
Okay. Great. And then, um — in terms of this most — my questions have been asked and answered. But just a question on — on the — the merger. Um, when you had talked about the 125 million in terms of the planned expense savings, can you give us a little visibility in terms of how you are thinking about that, how it breaks down between a cost of goods sold, uh, operating expense and end point and what the levers are to that? Thank you. And good luck. [...]

Unknown Speaker
I think how we’ve answered this over the past 30 days is that the $125 million, which is a ‘08 overall total, we expect about half of it to come from sort of cost of goods reductions and improvements and the other half to come from just OpEx improvements and synergies that will be realized by bringing the two companies together.

Unknown Speaker
[...] We’re making great progress on the previously announced merger with Agere systems. [...]
Additional Information and Where You Can Find It
This communication may be deemed to be solicitation material in respect of the proposed transaction between LSI Logic and Agere. In connection with the proposed transaction, LSI Logic has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which includes a preliminary joint proxy statement/prospectus and related materials to register the shares of LSI common stock to be issued in the proposed transaction, and LSI Logic and Agere plan to file with the SEC and mail to their respective stockholders a definitive joint proxy statement/prospectus (the “Joint Proxy Statement/Prospectus”) relating to the proposed transaction. THE REGISTRATION STATEMENT CONTAINS, AND THE JOINT PROXY STATEMENT/PROSPECTUS WHEN AVAILABLE WILL CONTAIN, IMPORTANT INFORMATION ABOUT LSI LOGIC, AGERE, THE TRANSACTION AND RELATED MATTERS. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, AND THE JOINT PROXY STATEMENT/PROSPECTUS WHEN AVAILABLE, CAREFULLY. The joint proxy statement/prospectus (when it becomes available), and any other documents filed by LSI Logic or Agere with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by LSI Logic and Agere by contacting, respectively, LSI Investor Relations by e-mail at investorrelations@lsi.com or by telephone at 1-800-433-8778 or by contacting Agere Investor Relations by e-mail at investor@agere.com or by telephone at 1-800-372-2447. Investors and security holders are urged to read Registration Statement, and the Joint Proxy Statement/Prospectus and the other relevant materials when they become available, before making any voting or investment decision with respect to the proposed transaction.

LSI Logic, Agere and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from their stockholders in favor of the proposed transaction. Information about the directors and executive officers of LSI Logic and Agere and their respective interests in the proposed transaction will be available in the joint proxy statement/prospectus.
Cautionary Statement Regarding Forward-Looking Statements
This document contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this document include statements about future financial and operating results; benefits of the transaction to customers, stockholders and employees; potential synergies and cost savings resulting from the transaction; the ability of the combined company to drive growth and expand customer and partner relationships and other statements regarding the proposed transaction. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if LSI Logic and Agere do not each receive required stockholder approval or the parties fail to satisfy other conditions to closing, the transaction will not be consummated. In any forward-looking statement in which LSI Logic or Agere expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of the LSI Logic and Agere stockholders to approve the proposed merger; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of LSI Logic and Agere generally, including those set forth in the filings of LSI Logic and Agere with the Securities and Exchange Commission, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings. LSI Logic and Agere are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events, or otherwise.